Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

           Attention Business Editors:
           Denis Jean appointed Catalyst Paper interim President & CEO

           RICHMOND, BC, May 31 /CNW/ - Catalyst Paper (TSX:CTL) today announced the appointment of Denis Jean, a current director of the Board as the company's interim president and chief executive officer, effective immediately.
           A veteran of the industry, Mr. Jean was president and chief executive officer of Cascades Fine Papers Group Inc. from 2002 to 2005. Prior to that, he held executive roles with Abitibi Consolidated Inc. and Donohue Inc. Mr.
Jean holds a BSc.A (electrical engineering) from Universite de Montreal.
           "We are fortunate to be able to draw on the industry expertise of a fellow director," said Catalyst Board Chairman Michel Desbiens. "Denis knows the industry well and he understands the company's challenges having served as a director on the Board since 2007. We appreciate his willingness to serve as the company's interim chief executive as the search for Mr. Garneau's successor is completed."
           Mr. Garneau announced his resignation as Catalyst president and CEO in late January and the Board initiated an executive search at that time. Mr.
Garneau left the company and the board effective May 28, 2010 to return to
Eastern Canada to be closer to his family.
           Mr. Jean's appointment will enable the Board to complete the executive search with assurance of a seamless transition to a new CEO in due course.

           Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in
Richmond, British Columbia, Canada and its common shares trade on the Toronto
Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social
Index(R) and is also ranked by Corporate Knights as one of the 50 Best
Corporate Citizens in Canada.

           %CIK: 0001144906

           /For further information: Lyn Brown, Vice-President, Corporate Relations,
(604) 247-4713/
           (CTL.)

CO:  Catalyst Paper Corporation

CNW 09:00e 31-MAY-10